EXHIBIT 116




                            OLIMPIA SPA PRESS RELEASE
                            -------------------------

             OLIMPIA: LAST EQUITY SWAP ON 62 MILLION TELECOM ITALIA
                                  SHARES CLOSED

               RESIDUAL "OLIMPIA 1.5% 2001-2007" BONDS REIMBURSED

Milan, 5 October 2007 - Olimpia SpA communicates that on today's date the last existing equity swap contract, on approximately 62 million Telecom Italia shares, which was subscribed in 2001 with Banca Caboto, has been closed upon its natural expiration. The impact of the closing of the contract, which meant a cash payment of about 49 million euros, was already included in the estimate for the sale price of the company by effect of the agreement reached by Pirelli and Sintonia with primary financial institutional investors and industrial operators on 28 April 2007.

At the same time, Olimpia proceeded to reimburse the residual 703,000 "Olimpia SpA 1.5% 2001-2007" bonds, which expired today. The repayment was made through delivery of 331,501 Telecom Italia SpA ordinary shares, according to the exchange ratio foreseen by the regulation of the bond issue, taking into account the Olivetti/Telecom Italia merger (the bonds were originally repayable, in fact, with Olivetti shares). The Telecom Italia SpA shares at the service of the above-mentioned repayment were purchased last 2 October for the amount of approximately 715,000 euros.

Attached is the internal dealing form relating to the above-mentioned transactions as per Article 152-octies comma 7 of the Issuers Regulation approved by Consob resolution 11971/99.